EXHIBIT 21.1

Comera Life Sciences Holdings, Inc.	Delaware Corporation

Subsidiaries (100% ownership):

Comera Life Sciences, Inc.	Delaware Corporation

OTR Acquisition Corp.	Delaware Corporation